Exhibit 99.1

Primech Holdings Wins $19.6 Million Multi-Year Contract

SINGAPORE, Aug. 26, 2025 (GLOBE NEWSWIRE) -- Primech Holdings Limited (Nasdaq: PMEC), today announced that its subsidiary, Primech A&P (the “Company”), an established technology-driven facility services provider in the public and private sectors in Singapore, has secured a multi-year cleaning services contract with a leading polytechnic in Singapore, valued at S$25,196,581.00 (approximately US$19.6 million), making this one of the Company’s most material wins to date.

Under the contract, Primech A&P will deploy the HYTRON, an AI-powered autonomous bathroom cleaning robot specially developed by Primech AI Pte. Ltd., with other advanced robotics and comprehensive cleaning solutions to elevate overall hygiene standards and facility management efficiency for the educational institution.

Ken Chang, Head of Operations at Primech A&P, stated, “This contract award represents a significant validation of our growth strategy and technology-integrated service delivery model, which provides us with strong long-term revenue visibility. The deployment of HYTRON bathroom cleaning robot alongside our traditional services, showcases our commitment to innovation and operational excellence in Singapore’s premium facility services market.”

Primech A&P’s proven expertise in delivering reliable, technology-enhanced facility operations across high-traffic institutional environments positioned it as the preferred partner for the polytechnic. This contract win further expands the Company’s distinguished client portfolio, spanning Singapore’s government facilities, major airports, commercial properties, condominiums, and hawker centers.

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:

Email: ir@primech.com.sg

Investor Relations Contact:

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com